This filing consists of the transcript of the conference call with Peoples Energy Corporation employees on July 10, 2006, which is available to employees by audio replay.

Peoples Energy
Internal Conference Call
July 10, 2006

Operator: Good day everyone and welcome to today’s Peoples Energy conference call. Today’s call is being recorded.

At this time, I’d like to turn the call over to Mr. Tom Patrick. Please go ahead, sir.

Tom Patrick: Thank you and welcome to those of you who are on the line to have this conversation. I’m just going to open with a few brief remarks talking about the transaction that we announced today and then leave the balance of the time to take your questions.

As I hope you know, because we’ve done a lot of outreach, Peoples Energy and WPS Resources in Green Bay, Wisconsin, today announced a merger transaction. We have signed definitive agreements to make that happen.

Of course, it’s not done yet. We still have a process to secure regulatory approvals. But we’re anticipating that we would be able to complete our transaction early in the year 2007.

It is a very good opportunity for us strategically, creates a larger, stronger, and more diversified regulatory utility business which will be headquartered in Chicago. Chicago will remain the headquarters of the combined organization. But we’ll have utility operations in four states. And that gives us a lot of diversity in regulation in terms of the markets that we serve and it’s a very positive development in terms of the financial stability of the company going forward.

The company’s going to be better positioned to serve its regulated customers. WPS Resources, as you may have seen in some of the materials, is a very highly-rated company in terms of not only what it does for shareholders but what it does for customers.

They are consistently rated high by J.D. Power and the other surveys that look at how utilities perform, both on a cost and service basis. And so they are bringing that kind of focus to the table with us.

They’re also very interested in opportunities, and they have the financial strength for this, to increase capital investment in our utilities through, you know, more accelerated improvement in our infrastructure. One example of that would be accelerating the replacement of cast iron main.

And in addition to that, we have complementary and growing non-regulated energy businesses. We both have been unique in the industry, I think, in being very successful with our non-regulated businesses. And so we bring that combination of growth orientation there with a strong risk management.

It’s a great financial combination. We’re going to have -- the combined companies are going to have about 2.1 million customers. So, we’re more than doubling in size in terms of the customers we serve. And generally we see this as very positive for everyone concerned.

Obviously, there’s always concerns about what this means for employees, and also for our public stakeholders. WPS does strongly emphasize good employee relations and customer excellence, but they also have traditionally taken a very strong interest and participated in the communities that they serve so that our commitment, locally, to civic and philanthropic activities will not diminish. And in fact, there’s a good chance that it will grow.

So from a variety of perspectives, this is very attractive. Obviously we’re embarking on a period of some uncertainty. There will be a period during which we are seeking the regulatory approvals that I talked about. And so we cannot combine our businesses until that is through.

But there is going to be a transition committee made up of people from our company and from their company who are going to study the companies and look at how to optimize and grow our operations once we actually do conclude the transaction and put the two companies together.

That’s really a summary of what I wanted to say. And you will have had an opportunity to look at a variety of other sources already that go into more detail on the combination. And I can say that on our Web site and through other employee communications, we do intend to keep you all informed on a real-time basis as this matter develops so that we -- you know, obviously there are still a fair number of uncertainties at this point.

But as we solidify any matters that affect the company and employees, we will certainly communicate those as that happens.

And so with that, I guess I’d like to hear from you. I’d like to -- if there are particular questions you have that I can answer, I’d be happy to try to do that now.

Operator: Thank you. The question and answer session will be conducted electronically. If you’d like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We’ll proceed in the order that you signal us, and we’ll take as many questions as time permits. Once again, please press star one on your touch-tone telephone to ask a question. We’ll pause just one moment to gather a queue.

Our first question comes from Andy McGlinn.

Andy McGlinn: Hello. I work in the customer call center. And I noticed on the last two acquisitions that WPS made that they then announced they were outsourcing their call center and billing operations.

Would you know -- I know that, you know, it’s too early to say now, but do you know if they’re main WPS business has been outsourced also? Or is that done in-house?

Tom Patrick: No, it has not been outsourced, Andy. It’s done in-house. The two acquisitions that they made recently were from -- they were subsidiaries of Aquila, which is a Kansas-based utility. And Aquila had centralized functions in Kansas and WPS did not have the capability on their own of taking over call center responsibilities when they closed those transactions.

So they essentially hired that function out. And that is why it occurred that way. But they do, in fact, have call center functions up in Green Bay.

Andy McGlinn: OK. Thank you.

Operator: And our next question comes from Joe Casson.

Joe Casson: My question is the material I saw indicated there were $80 million in synergies to be saved. Where are these synergies?

Tom Patrick: Well, they’re spread all over the place. I mean, there’s -- the primary opportunities for savings are at the corporate level in terms of overheads and redundancies. There’s also an opportunity for sharing best practices and getting efficiencies that way.

I will say that of the $80 million, $72 million -- or $8, I should say, is associated with efficiencies on the diversified side. And those are cost efficiencies. And of the balance, you know, there’s just mostly a lot of small things that you can save by eliminating duplicates on contract services, professional services, procurement costs. We expect to drive down some. You know, a lot of little things that add up.

Obviously we do expect some net staffing reductions. WPS has said they believe that they can accommodate those through attrition.

Operator: And our next question is from Mr. Roy Miller.

Roy Miller: Yes. How long will our existing Peoples Energy retirement benefits package be in effect? And along with that, mostly this is 60-day notice prior to retirement, will the transition period address that and allow anybody that’s interested in retiring through this era or this period accommodate them?

Tom Patrick: The transition, if you want to call it the agreement, that we have entered into does not contemplate any changes in benefits. So between now and closing, there will be no change.

There’s a commitment to make no substantive change. So essentially preserving benefits for at least a year following closing, the whole idea is let’s not make benefits an issue for people any time in the near term.

As a practical matter, their benefit plans are pretty similar to ours. And so we would expect that, you know, that the resulting benefits for both companies are not going to change very significantly.

Roy Miller: OK.

Operator: And our next question comes from Kathleen Gulik.

Kathleen Gulik: Actually, just answered it. It was about the benefit structure.

Tom Patrick: OK.

Kathleen Gulik: Thank you.

Operator: And as a reminder, it is star one for questions. Star one for questions over the phone. And at this time, Mr. Tom Patrick, we have no questions on the phone.

Tom Patrick: No? I got a lot more questions at my meeting yesterday. Well, that’s fine. Well, and I do appreciate the questions I received. And like I said, the, you know, this is a great opportunity for us, really, in the long run. I know there’s some concerns about near term, particularly in the areas of corporate functions as to what this could mean.

Because of the opportunity that we’re looking at in terms of actually, perhaps, growing our activity in the utility distribution side, there may be opportunities here rather than cutbacks. And we all should be, you know, looking at this as what it promises.

Frankly, one of the things that also happens here is that with operations in multiple geographic areas and a centralized human resources function, there may be opportunities for individuals to move within different jurisdictions, in case you like Michigan or Minnesota or Wisconsin.

So, you know, I appreciate all of you working with us during this time. And I think that, again, while there’ll be some uncertainty, we’ll keep up communication with you. The best way we can all make, you know, this work best for all of us in the long run is to just keep ourselves focused on doing what we need to do in the interim. And that’s working towards good service for the customers, getting the job done.

Is there another question?

Operator: Yes. We have a question from Mark Kinzle.

Tom Patrick: OK. Hello, Mark.

(John Just): Good morning, Tom. This is actually (John Just). I’m just sharing phones with Mark.

Tom Patrick: OK.

(John Just): We’ve got -- we’re sharing some phones here. Looking at the energy savings, the pie chart from the analyst presentation?

Tom Patrick: Yes.

(John Just): I’m just trying to understand -- and you mentioned it before and that’s why I was kind of late answering. I was trying to see if that answered my question. Corporate and administrative programs, is it possible to delve into that, how those savings are achieved a little bit for me?

Tom Patrick: Well, the analysis that I have has it broken down into about a dozen items. And it ranges, it’s from staffing, IT, professional services, facilities, which is property consolidation, contract services, gas supply, administrative and general costs, insurance savings, procurement savings. And there’s one million in there for benefits.

We talked before about benefits. Basically the million dollars in -- given the size of our respective benefits program is just, has to do with greater scale in purchasing benefit services from people. It doesn’t have to do with any change in benefits.

So that -- I mean, and these items run from the largest one, of course -- and this is steady state. This is when we get through the transition by the year of maybe mid-2008, would be staffing savings of $30 million. So that’s about 300 positions that we will (atrit) among basically all of these companies, it’s assumed, over that time period.

The next largest is IT. Consolidation of platforms is a big part of that. We’re going to be looking at that.

Now, all of these are based on, (John) and everyone else, studies. This was based on analysis done by a recognized expert in this area, the Booz Allen consulting firm, which has a lot of experience with these kinds of mergers and how savings have been achieved.

But none of it involves a specific program, at this point. If our transition committee and people within our organization and within their organization who will work on that transition committee that will actually lay out the specific plans by which we realize these estimated savings.

(John Just): OK. Thank you.

Operator: And our next question comes from Mr. James Bell.

James Bell: Hello, Mr. Patrick. I was curious, until the merger is completed and everything, are some of the larger projects that we have planned, like (Burt) management, going to be placed on hold? Or are we going forward with them?

Tom Patrick: There’s -- I guess the answer is not necessarily. But one of the things that we have done as part of the arrangement here is to make sure that each of us understands, each company understands, the other’s commitments. And these involve the capital commitments that we have made for work management and the related work.

Now, we may slow that down a bit because they have some work management systems in place. And we want to coordinate our platforms for IT, particularly, around work management.

In other words, don’t want to reinvent the wheel. If they have a technology in place that we can put into effect more immediately, then that’s what we want to do. That works best for everybody.

But that’s yet to be determined.

James Bell: Thank you.

Operator: And as a reminder, it is star one if you have a question. Star one on your touch-tone telephone. Our next question is from Jean Galvin.

Jean Galvin: Hello, Tom.

Tom Patrick: Hello, Jean.

Jean Galvin: OK. I’m not going to start a panic or anything. I just want to know, do you know if WPS currently outsources anything besides the call center, like any other functions?

Tom Patrick: You know, I -- as I say, for these two new utilities that they acquired from Aquila, they basically -- all they acquired was field operations. And so they had to outsource some functions, and I know call center was one of them, in order to be able to basically, to continue service to those customers.

That’s really all that I’m aware of at this point.

Jean Galvin: OK. Thank you.

Operator: Our next question is from Mr. Darius Slowik.

Darius Slowik: Hello, Mr. Patrick. My question is regarding timing of this merger. I know we were getting ready to file a rate case, so it was kind of surprising to me to actually hear that there will be a merger. Wouldn’t we be in a better position if we went through a rate case first?

Tom Patrick: Well, the rate case, of course, will always be there as an option. But the opportunity to do a transaction like this is extremely rare. And it was our judgment that since we were able to do it at this time, this was the best time to do it.

We -- this is not to say that we won’t also have a rate case. But that will be deferred, for a time, anyway, while we focus on securing the approvals of the combination. And to the extent that that means that maybe the rates that we need are lower than they otherwise might have been, that’ll be a positive for customers, even as we, you know, move back to earning reasonable returns on our investments.

Darius Slowik: OK. Thank you.

Operator: Our next question is from Mr. Mike Draka.

Mike Draka: Hello, Mr. Patrick.

Tom Patrick: Hello.

Mike Draka: Your saying saving money by, you know, jobs and all that. When you say -- if there’s like a multiple function, what’s the possibility of us downsizing or, you know, not outsourcing but cutting out the certain positions?

Tom Patrick: Well, I mean, at this point you really can’t say what it would be. But in these kinds of transactions, generally the duplicate functions that exist are at corporate levels.

I mean, as Tom Nardi explained in our meeting with the managers yesterday, you only need one CFO. You don’t need two. And actually, there’s a lot of savings that occurs in what you might call some of the high-value relatively low number employees.

Beyond that, it’s really a question of what each of us offers to the other in terms of the quality of our operations and what’s the best for the new company going forward. And that’s what our transition committee is going to be focused on during this next several months.

Mike Draka: So if jobs are eliminated, will the positions that are affected, will they have opportunities to go somewhere else within the organization? Or is it just going to be, OK, this is it?

Tom Patrick: I would expect that there will be opportunities to compete for other jobs in the organization, yes.

Mike Draka: OK. All right. Thank you.

Operator: As a reminder, it’s star one on your touch-tone telephone for questions. Star one for questions. Our next question comes from Mr. Mike Jackson.

Mike Jackson: Hello. My question…

Tom Patrick: Hello.

Mike Jackson: …hello. OK. My question is when will the transition committee get started? And when will they have a working plan of how the new company is going to look?

Tom Patrick: They’re actually probably going to be underway by next week. And we anticipate that this will be a multi-month process. We will not get our regulatory approvals earlier than early 2007.

So, that’s the period of time, roughly six months, maybe a little longer, that we have within which to get this settled. Obviously they’re going to try to get as much as they can done as soon as they can so that we have a good understanding of what we’re going to want things to look like going forward.

But at the same time, people need to understand that until the approvals are achieved and we are able to go forward as a combined company, we must continue to operate on an individual basis. So, the near-term impacts are minimal.

Mike Jackson: OK. All right. Thank you.

Tom Patrick: Yes.

Operator: And it appears there are no further questions at this time. Mr. Tom Patrick, I’d like to turn the conference back over to you for any additional or closing remarks.

Tom Patrick: I guess I might mention that I guess on our Web site there is a blog on the Intranet to ask questions and to receive answers, or at least get the questions recorded so that we can report out answers on a going-forward basis.

So, if further questions occur to you that you want answered, go on the Intranet and get those recorded and we will make every effort to get the answers to you as quickly as possible.

Thank you again for joining me. Thanks for the good questions. I appreciate your interest. And I hope that I’ll have, and the company will have, your strong support as we move toward a very promising future with this proposed transaction.

Thanks, and have a good day.

Operator: And this does conclude today’s conference. Thank you for your participation. You may now disconnect.

END